UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Elanco Animal Health Incorporated
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

28414H103
(CUSIP Number)

Michael D. Adamski
Sachem Head Capital Management LP
250 West 55th Street, 34th Floor
New York, New York 10019
(212) 714-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Richard M. Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000

September 7, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

•
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 28414H103

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,635,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,635,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,635,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) IA

*All percentage calculations set forth herein are based upon the aggregate of 474,113,647 shares of Common Stock outstanding as of August 3, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2022.

SCHEDULE 13D/A
CUSIP No. 28414H103

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,635,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,635,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,635,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

*All percentage calculations set forth herein are based upon the aggregate of 474,113,647 shares of Common Stock outstanding as of August 3, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2022.

SCHEDULE 13D/A
CUSIP No. 28414H103

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

*All percentage calculations set forth herein are based upon the aggregate of 474,113,647 shares of Common Stock outstanding as of August 3, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2022.

SCHEDULE 13D/A
CUSIP No. 28414H103

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,642,807
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,642,807
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,642,807
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*All percentage calculations set forth herein are based upon the aggregate of 474,113,647 shares of Common Stock outstanding as of August 3, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2022.

Amendment No. 3 to Schedule 13D
This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed on October 7, 2020 (the “Initial 13D” and as amended and supplemented through the date of this Amendment No. 3, collectively, the “Schedule 13D”), by the Reporting Persons, relating to the common stock, no par value (the “Common Stock”) of Elanco Animal Health Incorporated (the “Issuer”). Capitalized terms not defined in this Amendment No. 3 shall have the meaning ascribed to them in the Schedule 13D.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 2.  Identity and Background.
Item 2(c) of the Schedule 13D is hereby amended and restated as follows:
(c) Sachem Head’s principal business is to serve as investment advisor to certain affiliated funds, including Sachem Head LP, a Delaware limited partnership (“SH”), Sachem Head Master LP, an exempted limited partnership organized under the laws of the Cayman Islands (“SHM”), SH Sagamore Master V Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Sagamore Master V”), SH Stony Creek Master Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Stony Creek”), and  SH Old Quarry Master Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Old Quarry Master” and together with SH, SHM, Sagamore Master V and Stony Creek, the “Sachem Head Funds”).
SH Management’s principal business is to serve as the sole general partner of Sachem Head.
Sachem Head GP’s principal business is to serve as the general partner of certain affiliated funds, including SH and SHM.
The principal occupation of Scott D. Ferguson is to serve as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP.
Item 3.  Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated as follows:
The responses to Item 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.
The net investment costs (including commissions, if any) of the Common Stock and the Cash Settled Swaps referenced in Items 5 and 6 directly owned by the Sachem Head Funds are approximately $1,225,844,993. The source of funding for such transactions was derived from the respective capital of the Sachem Head Funds.
Item 4.  Purpose of Transaction.
Item 4 of the Schedule 13D is hereby supplemented by the addition of the following information:
On September 7, 2022, Scott D. Ferguson resigned from his position as a member of the Board, and of each committee of the Board, of the Issuer. A copy of Mr. Ferguson’s resignation letter is attached hereto as Exhibit 99.6 and is incorporated herein by reference.
Item 5.  Interest in Securities of the Issuer.
Item 5(a) and (b) of the Schedule 13D are hereby amended and restated as follows:
Scott D. Ferguson may be deemed to beneficially own 28,642,807 shares of Common Stock (the “Subject Shares”). The Subject Shares collectively represent approximately 6.0% of the outstanding shares of

Common Stock based on 474,113,647 shares of Common Stock outstanding as of August 3, 2022 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.
Sachem Head, as the investment adviser to the Sachem Head Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 28,635,500 of the Subject  Shares, constituting 6.0% of the outstanding shares of Common Stock. As the general partner of Sachem Head, SH Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 28,635,500 of the Subject  Shares, constituting 6.0% of the outstanding shares of Common Stock. As the general partner of SH and SHM, Sachem Head GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) 11,000,000 of the Subject Shares, constituting 2.3% of the outstanding shares of Common Stock. Scott D. Ferguson, in his personal capacity and in his position as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares.
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:
Exhibit 99.5 filed herewith, which is incorporated herein by reference, describes the transactions by the Reporting Persons in the Common Stock during the past sixty days.
Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating herein by reference information set forth in Item 4 above.

Old Quarry Master and Sagamore Master V remain parties to Cash Settled Swaps referencing 15,022,790 shares of Common Stock in the aggregate.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson*
Exhibit 99.2	Cooperation Agreement, dated December 13, 2020, by and between Elanco Animal Health Incorporated and Sachem Head Capital Management LP*
Exhibit 99.3	Trading Data*

Exhibit 99.4	Trading Data*
Exhibit 99.5	Trading Data
Exhibit 99.6	Letter of Resignation from Scott D. Ferguson, dated September 7, 2022

* Previously filed

SIGNATURES
After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2022	SACHEM HEAD CAPITAL MANAGEMENT LP

	By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

UNCAS GP LLC

	By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
Exhibit 99.1	Joint Filing Agreement among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson*
Exhibit 99.2	Cooperation Agreement, dated December 13, 2020, by and between Elanco Animal Health Incorporated and Sachem Head Capital Management LP*
Exhibit 99.3	Trading Data*
Exhibit 99.4	Trading Data*
Exhibit 99.5	Trading Data
Exhibit 99.6	Letter of Resignation from Scott D. Ferguson, dated September 7, 2022

* Previously filed